

October 9, 2013

Via E-mail
Mr. Luis Pacheco de Melo
Chief Financial Officer
Portugal Telecom SGPS, S.A.
Av. Fontes Pereira de Melo 40
1069-300 Lisboa, Portugal

> **Re:** **Portugal Telecom SGPS, S.A.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 1-13758**

Dear Mr. Pacheco de Melo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director